PURCHASE PLAN
(SEC Rule 10b5-1)

THIS PURCHASE PLAN (SEC Rule 10b5-1) ("Purchase Plan") is between _Capstone Companies Inc_____ ("Issuer") and WILSON-DAVIS & CO., INC., a Utah corporation and registered broker-dealer ("WDCO") acting as agent for Issuer.

Premises

A.   The purpose of this plan is to permit the orderly acquisition of shares of common stock of Issuer (the "Securities"), including any class or series of common stock of Issuer in which the Securities are converted or exchanged, whether pursuant to a reclassification, reorganization, reincorporation, or similar event.

B.   Issuer desires to establish a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to engage WDCO to implement that plan.

C.   In order to dispel any inference that Issuer is trading in the Securities on the basis of, while using, when in the possession of, or when aware of material nonpublic information, Issuer desires that WDCO effect purchases of the Securities pursuant to Exhibit A attached hereto.

NOW, THEREFORE, upon these premises and the respective representations, warranties, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

Agreement

1.   Incorporation by Reference. The above premises are incorporated herein by reference.

2.   Implementation of the Plan.

(a)   Issuer hereby appoints WDCO as Issuer's agent and attorney-in-fact to buy the Securities pursuant to the terms, conditions, and specific instructions set forth on Exhibit A attached hereto. Subject to such terms, conditions, and specific instructions, WDCO hereby accepts such appointment and agrees to effect purchases of the Securities for its usual and customary fees and commissions as set forth on its website. Proceeds from the purchase of the Securities under this Purchase Plan will be delivered to the Plan Account (as identified on Exhibit A) on a normal, three-day settlement basis, less any commission, commission equivalent, mark-up or differential, and other expenses of purchase to be paid to WDCO.

(b)   WDCO will not purchase the Securities at any time when:

(i)   WDCO, in its sole discretion, has determined that a market disruption, banking moratorium, outbreak or escalation of hostilities, or other crisis or calamity has occurred that could, in WDCO's judgment, impact sales of the Securities;

(ii)   WDCO, in its sole discretion, has determined that it is prohibited from purchasing the Securities by a legal, contractual, or regulatory restriction applicable to WDCO or its affiliates or to Issuer or its affiliates (other than any such restriction relating to Issuer's possession or alleged possession of material nonpublic information about the Issuer or the Securities);

(iii)   WDCO has received notice from the Issuer of the occurrence of any event contemplated by paragraph 3 of the Issuer Representation (Exhibit B); or

(iv)   WDCO has received notice from Issuer to terminate the Purchase Plan in accordance with subsection 6(a) or 6(b) below.

(c)   WDCO may purchase Securities on any national securities exchange, in the over-the-counter market, on an automated trading system, or otherwise.

3.   Issuer's Representations, Warranties, and Covenants. In connection with this Purchase Plan and the transactions contemplated hereby, Issuer represents, warrants, and covenants, all as of the execution date, as follows:

(a)   Issuer has consulted with its own advisers as to the legal, tax, business, financial, and related aspects of this Purchase Plan, and Issuer has not relied upon WDCO or any person affiliated with WDCO in connection with Issuer's adoption and implementation of this Purchase Plan. Issuer acknowledges that WDCO is not acting as a fiduciary or adviser for Issuer.

(b)   Issuer acknowledges and agrees that it will not have, and will not attempt to exercise, any influence over how, when, or whether to effect purchases of the Securities pursuant to this Purchase Plan.

(c)   Issuer is not aware of any material, nonpublic information concerning the Issuer or the Securities. Issuer is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

(d)   Issuer is adopting this Purchase Plan during an open trading window established by it. Issuer has determined that this Purchase Plan is consistent with its insider-trading policy.

(e)   Issuer will not, directly or indirectly, communicate any information relating to the Issuer or the Securities to any employee of WDCO or its affiliates who is involved, directly or indirectly, in executing this Purchase Plan at any time while this Purchase Plan is in effect.

(f)   While this Purchase Plan is in effect, Issuer will not bid for, purchase, or enter into or alter any corresponding or hedging transaction or position respecting the Securities, and Issuer agrees not to alter or deviate from the terms of this Purchase Plan.

(g)   Issuer has disclosed to WDCO all agreements between Issuer and any other broker, dealer, or financial institution (each, a "Financial Institution"), currently in effect or in effect within the past 60 days, entered into for the purpose of establishing a plan compliant with Rule 10b5-1. Issuer agrees that until this Purchase Plan has been terminated, Issuer will not:

(i)   enter into a binding contract for the purchase or sale of the Securities with another Financial Institution;

(ii)   instruct another Financial Institution to purchase or sell the Securities; or

(iii)   adopt a plan for trading the Securities other than this Purchase Plan.

(h)   There is no litigation, arbitration, or other proceeding pending or, to Issuer's knowledge, threatened that would prevent or interfere with the purchase of the Securities under this Purchase Plan.

(i)   Issuer is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent WDCO from effecting purchases in accordance with this Purchase Plan.

(j)   Issuer agrees:

(i)   to provide WDCO with an Issuer Representation, in the form attached hereto as Exhibit B, signed and dated as of the date hereof, before commencement of the Plan Purchase Period (as later defined); and

(ii)   to notify WDCO's compliance officer, by telephone followed by a written notice, as soon as practicable, of the occurrence of any event contemplated by paragraph 3 of the Issuer Representation, including the anticipated duration of the restriction but excluding any other information about the nature of restriction or its applicability to Issuer and specifically excluding any material nonpublic information about the Issuer or its Securities to WDCO.

(k)   Issuer agrees to complete, execute, and deliver to WDCO an Issuer representation letter containing all representations, warranties, and covenants that are not contained in this section 3 before commencement of the Plan Purchase Period.

4.   No Contravention. The execution and delivery of this Purchase Plan, and the completion of the transactions contemplated by this Purchase Plan, will not contravene any provision of applicable law or any agreement or other instrument binding on either Issuer or WDCO, or any of their respective affiliates, or any judgment, order, or decree of any governmental body, agency, or court having jurisdiction over either Issuer or WDCO, or any of their respective affiliates.

5.   Termination; Amendment.

(a)   Issuer may suspend or terminate this Purchase Plan only during open trading windows established by the Issuer and upon three days' prior written notice sent to WDCO's compliance office by overnight mail. Issuer agrees that it will not suspend or terminate this Purchase Plan except upon consultation with its own legal advisers.

(b)   WDCO will suspend or, at its option, terminate this Purchase Plan if WDCO receives notice from the Issuer of the occurrence of any event contemplated by paragraph 3 of the Issuer Representation (Exhibit B).

(c)   Issuer acknowledges that WDCO will execute this Purchase Plan in accordance with its terms and will not be required to suspend or terminate any purchases of the Securities unless it has received notice from Issuer in accordance with subsection 6(a) or 6(b) above at least three days before the date on which this Purchase Plan is to be suspended or terminated.

(d)   This Purchase Plan may be amended by Issuer only during open trading windows established by the Issuer and upon the written consent of WDCO and receipt by WDCO of the following documents, each dated as of the amendment date:

(i)   a certificate signed by Issuer certifying that the representations and warranties of Issuer contained in this Purchase Plan are true as of the date of the amendment, as if made at and as of such date; and

(ii)   a revised Issuer Representation (Exhibit B) completed and executed by Issuer as of the date of the amendment.

(e)   In the event the parties amend, suspend, or terminate this Purchase Plan, a waiting period of not less than 30 days will be imposed before trades can be reinstated under this Purchase Plan.

6.   Indemnification; Limitation of Liability.

(a)   Issuer agrees to indemnify, defend, protect, and hold harmless WDCO and its directors, officers, employees, and affiliates from and against all claims, damages, losses, liabilities, actions, suits, proceedings, demands, assessments, adjustments, costs, and expenses (including specifically reasonable attorneys' fees, settlement costs, and any legal, accounting, or other expenses incurred for investigating or defending any actions or threatened actions and incurred in connection with determining any such amount) arising out of or attributable to WDCO's actions taken or not taken in compliance with this Purchase Plan or arising out of or attributable to any breach by Issuer of this Purchase Plan (including Issuer's representations and warranties hereunder) or any violation by Issuer of applicable laws or regulations. This indemnification will survive termination of this Purchase Plan.

(b)   Notwithstanding any other provision of this Purchase Plan, WDCO will not be liable to Issuer for:

(i)   special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if the losses or damages could have been reasonably foreseen; or

(ii)   any failure to perform or to cease performance, or any delay in performance, that results from a cause or circumstance that is beyond its reasonable control, including failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions, or other extraordinary natural causes.

(c)   The parties acknowledge and agree that neither WDCO nor its affiliates, nor any of their respective officers, employees, or other representatives, are: (i) exercising any discretionary authority or discretionary control for management of Issuer's assets; (ii) exercising any authority or control for management or disposition of Issuer's assets; or

(iii) otherwise acting as a fiduciary (within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974. as amended, or Section 2510.3-21 of the Regulations promulgated by the United States Department of Labor) for Issuer or its assets. Without limiting the foregoing. Issuer further acknowledges and agrees that neither WDCO nor its affiliates, nor any of their respective officers, employees, or other representatives, has provided any "investment advice" within the meaning of such provisions, and that no views expressed by any such person will serve as a primary basis for investment decisions respecting Issuer's assets.

      7.   Arbitration. The parties agree to resolve any dispute arising under this Purchase Plan in accordance with the arbitration provisions of Issuer's Account Agreement with WDCO, which is incorporated herein by this reference, and the rules of the Financial Industry Regulatory Authority, Inc. (FINRA).

      8.   Securities Contract. This Purchase Plan is a "securities contract" as such term is defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code") and is entitled to all of the protections given such contracts under the Bankruptcy Code.

      9.   Entire Agreement. This document incorporates and includes all prior negotiations, correspondence, conversations, agreements, or understandings applicable to the matters contained herein, and the parties agree that there are no commitments, agreements, or understandings concerning the subject matter of this Purchase Plan, other than Issuer's Account Agreement with WDCO, that are not contained in this document. The parties acknowledge that, in deciding to enter into this Purchase Plan, they have not relied upon any statements, promises, or representations, written or oral, express or implied, other than those set forth in this Purchase Plan. Accordingly, it is agreed that no deviation from the terms hereof will be predicated upon any prior representations or agreements, whether oral or written. The parties acknowledge that they have negotiated this Purchase Plan at arm's-length with adequate representation on an equal basis, and the filing of a suit challenging the negotiated terms of this Purchase Plan by either party will be deemed a default and this Purchase Plan will be terminated as provided herein.

      10.   Notices. Any notice, demand, request, or other communication permitted or required under this Purchase Plan will be in writing and will be deemed to have been given as of the date so delivered, if personally delivered; as of the date so sent, if transmitted by facsimile and receipt is confirmed by the facsimile operator of the recipient; as of the date so sent, if sent by electronic mail and receipt is acknowledged by the recipient; one day after the date so sent, if delivered by overnight courier service; or three days after the date so mailed, if mailed by certified mail, return receipt requested, addressed as follows:

If to WDCO: Wilson-Davis & Co., Inc.
236 S Main Street
Salt Lake City, UT 84101
Telephone: 801-532-1313
Facsimile: 801-578-2823
Email: _____@wdco.com

If to Issuer: Capstone Companies Inc.
431 Fairway Drive, Suite 200
Deerfield Beach FL 33441

Telephone: (954) 570-8889 Ext 301
Facsimile: (954) 570-6678
Email: gmcclinton @ capstoneindustries.com

EXHIBIT A
TERMS, CONDITIONS, AND INSTRUCTIONS FOR PURCHASE PLAN

1. WDCO is authorized to begin purchasing the Securities pursuant to this Purchase Plan on (date earlier than 30 days after the date of this Purchase Plan):

   September 1, 2019

2. WDCO will cease purchasing the Securities on the earliest to occur of (specify one or more occurrences that will mark the last day on which purchases may occur) the following:

   the date on which WDCO is required to suspend or terminate purchases under subsection 6(a) or 6(b) of the Purchase Plan;

   the date on which WDCO receives notice of Issuer's dissolution;

   the date on which WDCO receives notice from the Issuer of the occurrence of any event contemplated by paragraph 3 of the Issuer's Representations (Exhibit B);

   the date on which WDCO receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Issuer's bankruptcy or insolvency;

   _____
   (specific date—it is suggested that the Purchase Plan not exceed two years);

   _____
   (other, please specify):

   ✓ _____ the date that the aggregate number of shares of stock purchased pursuant to the Purchase Plan reaches *750,000* shares

   The time between the commencement and termination of purchases is known as the "Plan Purchase Period."

3. Please select the following, as applicable. Unselected items will be deemed to be inapplicable:

   (a) During the Plan Purchase Period, WDCO will purchase the Daily Purchase Amount (as defined below) for the Plan Account on each Purchase Day (as defined below), subject to the following restrictions, if desired:

   ✓ WDCO will not purchase any Securities pursuant to this Purchase Plan at a price less than $ *.08* per share (before deducting any commission, commission equivalent, mark-up or differential, and other expenses of purchase) (the "Minimum Purchase Price"); and

   ✓ *Match Current Maximum Bid*
   _____
   (insert other restrictions); and

A-1

(b) A "Purchase Day" is:

✓ _Every Monday of Each Week_

(specify the days on which WDCO is to buy Securities, e.g., "each trading day" or "the first Monday of each month") during the Plan Purchase Period, *provided* that if any Purchase Day is not a Trading Day, such Purchase Day will be deemed to fall on the next succeeding Trading Day. A "Trading Day" is any day during the Plan Purchase Period that the principal market or exchange for the Securities (the "Principal Market") is open for business and the Securities trade regular-way on the Principal Market; and

(c) The "Daily Purchase Amount"[1] for any Purchase Day will be (please select the amount of Securities that WDCO is to buy on each Purchase Day):

✓ _75,000_

(number of Securities)

☐ an amount of Securities resulting in aggregate proceeds (after deducting any commission, commission equivalent, mark-up or differential, and other expenses of purchase, and if this Purchase Plan covers options, exercise prices, withholding taxes, and other expenses of exercise) of $_____

☐ the amount of Securities determined in accordance with the following formula:[2] _____ _____ _____ _____

☐ the amount of Securities set forth on the grid below opposite the per-share price range that corresponds to the reported price of the opening reported market transaction in the Securities on such Purchase Day:

Reported Opening Market Transaction Price in the Securities	Daily Purchase Amount
If the price is below $_____	$_____
If the price is between $_____ and $_____	$_____
If the price is between $_____ and $_____	$_____
If the price is above $_____	$_____

(d) Subject to the restrictions in subsection 3(a) above, WDCO will purchase the Daily Purchase Amount on each Purchase Day under ordinary principles of best execution at the then-prevailing market price.

(e) If, consistent with ordinary principles of best execution or for any other reason, WDCO cannot purchase the Daily Purchase Amount on any Purchase Day, then the amount of the shortfall may be purchased as soon as practicable on the immediately succeeding Trading Day and on each subsequent Trading Day as is necessary to buy the shortfall consistent with ordinary principles of best execution; *provided* that in no event may the amount of the shortfall for any such Purchase Day be purchased later than the fourth business day after such Purchase Day. Nevertheless, if any shortfall exists after the close of trading on the last Trading Day of the Plan Purchase Period, WDCO's authority to buy such shares for the Plan Account under this Purchase Plan will terminate.

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[1] If the Daily Sale Amount is specified as a dollar amount, it is advisable to include a limit price in paragraph 3(a) above, so that there is some cap on the number of shares to be purchased on each Purchase Day.

[2] This formula, together with the other provisions of this section 3, must identify the amount, price, and date of purchases with the specificity required by Rule 10b5-1(c)(1)(i)(B)(2).

(f) The Daily Purchase Amount, the Total Purchase Amount (if applicable), and the Minimum Purchase Price (if applicable) will be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split, or stock dividend respecting the Securities or any change in capitalization of the Issuer that occurs during the Plan Purchase Period.

4. WDCO will not purchase Securities under this Purchase Plan at any time when:

(a) WDCO, in its sole discretion, has determined that a market disruption, banking moratorium, outbreak or escalation of hostilities, or other crisis or calamity has occurred that could, in WDCO' judgment, impact sales of the Securities;

(b) WDCO, in its sole discretion, has determined it is prohibited from doing so by a legal, contractual, or regulatory restriction applicable to WDCO or its affiliates or to Issuer or its affiliates (other than any such restriction relating to Issuer's possession or alleged possession of material nonpublic information about the Issuer or the Securities);

(c) WDCO has received notice from the Issuer of the occurrence of any event contemplated by paragraph 3 of the Issuer Representation; or

(d) WDCO has received notice from Issuer to terminate the Purchase Plan in accordance with section 6(a).



Notwithstanding the foregoing, service of legal process or other similar communications will not be given by electronic mail and will not be deemed duly given under this Purchase Plan if delivered by such means. Each party, by notice duly given in accordance herewith, may specify a different address for the giving of any notice hereunder.

11. No Assignment. The rights and responsibilities of either party under this Purchase Plan may not be assigned without the prior written consent of the other party. Any assignment or attempted assignment in contravention of this subsection is void and does not relieve the assigning party of any obligation under this Purchase Plan.

12. Severability. The provisions of this Purchase Plan are severable and should any provision hereof be void, voidable, or unenforceable under any applicable law, such void, voidable, or unenforceable provision will not affect or invalidate any other provision of this Purchase Plan, which will continue to govern the relative rights and duties of the parties as though the void, voidable, or unenforceable provision was not a part hereof. In addition, it is the intention and agreement of the parties that all of the terms and conditions hereof be enforced to the fullest extent permitted by law.

13. Governing Law. This Purchase Plan will be governed by and construed under and in accordance with the laws of the state of Utah without giving effect to any choice or conflict of law provision or rule (whether the state of Utah or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Utah.

14. Incorporation of Exhibits. The exhibits identified in this Purchase Plan are incorporated herein by reference and made a part hereof. Capitalized terms used in said exhibits will have the same meanings as specified in this Purchase Plan unless the context clearly indicates otherwise.

15. Counterparts. This Purchase Plan may be executed in any number of counterparts (and any counterpart may be executed by original, portable document format (pdf), or facsimile signature), each of which when executed and delivered will be deemed an original, but all of which will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Purchase Plan as of the day and year written below.

WILSON-DAVIS & CO., INC.

By: [signature]
Name: James Snow
Its: President
Date: 9/23/2019

Michael Conway 9/23/19

ISSUER:

By: Capstone Companies Inc.
Name: [signature]
Its: Chief Executive Officer
Date: 09/23/19

6

EXHIBIT B
ISSUER REPRESENTATION
Purchase Plan (Rule 10b5-1)

1. Capstone Companies Inc. (the "Issuer") represents that it has approved the Purchase Plan dated 09/01/19 (the "Purchase Plan"), between ____________________ ("Issuer") and WILSON-DAVIS & CO., INC. ("WDCO"), relating to the common stock of the Issuer (the "Securities").

2. The purchases to be made by WDCO for the account of Issuer pursuant to the Purchase Plan will not violate the Issuer's insider-trading policies, and to the best of the Issuer's knowledge, there are no legal, contractual, or regulatory restrictions applicable to Issuer or its affiliates as of the date of this representation that would prohibit Issuer from entering into the Purchase Plan or prohibit any purchase pursuant to the Purchase Plan.

3. If, at any time during the Plan Purchase Period, a legal, contractual, or regulatory restriction that is applicable to Issuer or its affiliates, including any restriction related to a stock offering requiring an affiliate lock-up or a merger, acquisition, reorganization, recapitalization, or comparable transaction affecting the securities of the Issuer as a result of which the Securities are to be exchanged or converted into shares of another company, would prohibit any purchase pursuant to the Purchase Plan (other than any such restriction relating to Issuer's possession or alleged possession of material nonpublic information about the Issuer or its securities), the Issuer agrees to give notice to WDCO's compliance office, attention: ________________ at ______________, and will indicate the anticipated duration of the restriction, but will not include any other information about the nature of the restriction or its applicability to Issuer or otherwise communicate any material nonpublic information about the Issuer or its Securities to WDCO.

Capstone Companies, Issuer

By: [signature]

Name: James G McClinton

Title: Chief Financial Officer

Dated: 09/01/19